Exhibit 99.2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR Proposals 1 through 6.

		FOR	AGAINST	ABSTAIN
1.	ORDINARY RESOLUTION THAT the following nominees be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified.
	Jinhou Sun	☐	☐	☐
	Shaozhang Lin	☐	☐	☐
	Qing Gao	☐	☐	☐
	Richard Wee Yong Seow	☐	☐	☐
	Edward C. Ye	☐	☐	☐

2.	ORDINARY RESOLUTION THAT Marcum Asia CPAs LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026.	☐	☐	☐

3.	ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 5,000,000 class A ordinary shares of US$0.008 par value each and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each, TO US$1,648,000 divided into (i) 204,750,000 class A ordinary shares of US$0.008 par value each (the “Class A Ordinary Shares”) and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each (the “Class B Ordinary Shares”), by the creation of an additional 199,750,000 Class A Ordinary Shares of US$0.008 par value each (the “Share Capital Increase”).	☐	☐	☐

4.	ORDINARY RESOLUTION THAT immediately following the Share Capital Increase, 80,000,000 authorized but unissued Class B Ordinary Shares be cancelled and the amount of the authorized share capital of the Company be diminished by the amount of the Class B Ordinary Shares so cancelled (the “Share Cancellation”) such that following the Share Cancellation, the authorized share capital of the Company shall become US$1,640,000 divided into (i) 204,750,000 Class A Ordinary Shares of US$0.008 par value each and (ii) 20,000,000 Class B Ordinary Shares of US$0.0001 par value each.	☐	☐	☐

5.	SPECIAL RESOLUTION THAT the existing fourth amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Annual General Meeting of the Company held on December 9, 2025 to reflect the Share Capital Increase and the Share Cancellation.	☐	☐	☐

6.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

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YOUXIN TECHNOLOGY LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 9, 2025

10:00 A.M., Beijing Time

(9:00 P.M., Eastern Time, on December 8, 2025)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF

DIRECTORS OF YOUXIN TECHNOLOGY LTD.

The undersigned shareholder(s) of Youxin Technology Ltd. (the “Company”), hereby appoint(s) Jinhou Sun or ______ as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held on December 9, 2025, at 10:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on December 8, 2025), at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People’s Republic Of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of Annual General Meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

YOUXIN TECHNOLOGY LTD

VOTE BY INTERNET

https://www.vstocktransfer.com/proxy

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 12:59 P.M. on December 8, 2025, Beijing Time (11:59 P.M., Eastern Time, on December 7, 2025). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to vote@vstocktransfer.com.

VOTE BY FAX

Please fax your signed proxy card to 646-536-3179.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

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